UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
(Amendment No. 8)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Great Elm Capital Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

390320703
(CUSIP Number)

Jason W. Reese
Great Elm Group, Inc.
800 South Street, Suite 230
Waltham, MA 02453
Telephone Number:  (617) 375-3006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Great Elm Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,506,159

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,506,159

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,506,159

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)          Based on 7,601,958 shares of common stock, par value $0.01, outstanding, as reported on the Issuer’s (as defined below) Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2023, filed August 3, 2023.

EXPLANATORY NOTE

This Amendment No. 8 to the statement of beneficial ownership on Schedule 13D (this “Amendment No. 8”) amends the Schedule 13D originally filed by the Reporting Person with the United States Securities and Exchange Commission (the “SEC”) on October 1, 2019, as amended by Amendment No. 1 dated October 1, 2020, Amendment No. 2 dated December 31, 2020, Amendment No. 3 dated September 20, 2021, Amendment No. 4 dated May 11, 2022, Amendment No. 5 dated June 17, 2022, Amendment No. 6 dated January 3, 2022 and Amendment No. 7 dated January 24, 2023 (as so amended, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 (the “Common Stock”), of Great Elm Capital Corp., a Maryland corporation (the “Issuer”). Unless otherwise indicated, all capitalized terms used herein in this Amendment No. 8 shall have the meaning ascribed to them in Schedule 13D, and unless amended hereby, all information previously filed remains in effect.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

The name, present principal employment and name, principal business and address of any corporation or other organization in which such employment is conducted of each director and executive officer of the Reporting Person is set forth on Annex A hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) and (b) The aggregate percentage of Common Stock reported to be owned by the Reporting Person is based on 7,601,958 shares of Common Stock outstanding, as reported on the Issuer’s Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2023, filed August 3, 2023.

As of September 20, 2023, the Reporting Person may be deemed to beneficially own 1,506,159 shares of Common Stock, which represents approximately 19.8% of the issued and outstanding shares of Common Stock.  Such shares of Common Stock beneficially owned by the Reporting Person include the shares of Common Stock held directly by the Reporting Person, over which the Reporting Person has sole voting and dispositive power.

To the Reporting Person’s knowledge, the directors and executive officers of the Reporting Person beneficially own in the aggregate 1,631,126 shares of Common Stock, which represents approximately 21.5% of the issued and outstanding shares of Common Stock.

(c) The Reporting Person transferred 26,360 shares of Common Stock in connection with the vesting of grants of Common Stock previously made as compensation awards.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2023

By:	/s/ Keri A. Davis
Name:	Keri A. Davis
Title:	Chief Financial Officer & Chief Accounting Officer

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF
GREAT ELM GROUP, INC.

The following table sets forth certain information with respect to the directors and executive officers of the Reporting Person. Each of the directors and executive officers listed below are United States citizens and have a business address of 800 South Street, Suite 230, Waltham, MA 02453.

Name	Present Principal Employment

Directors

Matthew A. Drapkin
Chief Executive Officer & Portfolio Manager of Northern Right Capital Management, L.P. (an alternative asset manager focused on small and mid-cap public companies), at 9 Old Kings Hwy. S., Darien, CT 06820.

James H. Hugar	Director of the Reporting Person.

David Matter	Director of the Reporting Person.

James P. Parmelee
Managing Director of Hamilton Robinson Capital Partners (a private equity firm investing in middle-market specialty manufacturing, industrial technology and business services companies in the United States and Canada), at 301 Tresser Blvd, Suite 1333, Stamford, CT 06901.

Jason W. Reese
Chief Executive Officer & Chairman of the Reporting Person; Co-Founder, Chairman and Chief Executive Officer of Imperial Capital Asset Management, LLC (a registered investment advisor which has managed various hedge funds, investment partnerships, a private REIT and a private equity fund), at 3801 PGA Boulevard, Suite 603, Palm Beach Gardens, FL 33410.

Eric J. Scheyer	Partner, Magnetar Capital (a hedge fund focused on investing in fixed income, energy, quantitative and event-driven strategies), at 1603 Orrington Avenue, 13th Floor Evanston, Illinois 60201.

Executive Officers
Jason W. Reese	Chief Executive Officer & Chairman of the Reporting Person.

Keri A. Davis	Chief Financial Officer and Chief Accounting Officer of the Reporting Person.

Adam M. Kleinman	President of the Reporting Person.

Nichole Milz	Chief Operating Officer of the Reporting Person